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                                                         EXHIBIT 1-A(8)(d)(i)


                  [COUNSELLORS SECURITIES INC. LETTERHEAD]

March 10, 1997
Federal Kemper Life Assurance Company
Kemper Investors Life Insurance Company
One Kemper Drive
Long Grove,IL 60049-0001

Ladies and Gentlemen:

This letter sets forth the agreement between Warburg Pincus
Counsellors, Inc. ("Counsellors") and Federal Kemper Life Assurance Company ("FKLAC") and Kemper Investors Life Insurance Company ("KILIC" and, collectively, the "Companies") concerning certain administrative services to be provided by you on a sub-administration basis, with respect to Designated Portfolios (as defined below) of the Warburg, Pincus Trust (the "Fund").

1. Administrative Services and Expenses. Administrative services for the Accounts (as defined below) which invest in Designated Portfolios (as defined below) of the Fund pursuant to the Participation Agreements between each of the Companies and the Fund, Counsellors Securities, Inc. ("CSI") and Counsellors (the "Participation Agreements") and for purchasers of Contracts (as defined below) are the responsibility of the Companies. Administrative services for the Designated Portfolios, in which the Accounts invest, and for purchasers of shares of the Designated Portfolios, are the responsibility of the Fund, CSI or Counsellors.
    Capitalized terms not defined herein shall have the meanings ascribed to them in the Participation Agreements.

    You have agreed to assist us, as we may request from time to time, with the provision of administrative services ("Administrative Services") to the Designated Portfolios, on a subadministration basis, as they may relate to the investment in the Designated Portfolios by the Accounts. It is anticipated that Administrative Services may include (but shall not be limited to) the mailing of Fund reports, notices, proxies and proxy statements and other informational materials to holders of the Contracts supported by the Accounts with allocations to the Designated Portfolios; the provision of various reports for the Fund and for submission to the Fund's Board of Trustees; the provision of shareholder support services with respect to the Designated Portfolios; such services listed on Schedule A attached hereto and made a part hereof.

2. Administrative Expense Payments. In consideration of the anticipated administrative expense savings resulting from the arrangements set forth in this Agreement, Counsellors agrees to pay the Company on a quarterly basis an amount set forth in Schedule B attached hereto and made a part hereof.
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    For purposes of computing the payment to the Company contemplated under this Paragraph 2 for each quarterly period, the total of the average daily net assets invested by the Accounts shall be multiplied by the rate shown in Schedule B multiplied by the actual number of days in the period divided by 365.

    The expense payment contemplated by this Paragraph 2 shall be calculated by Counsellors at the end of each quarter and will be paid to the Companies within 30 days thereafter on a pro-rata basis. Payment will be accompanied by a statement showing the calculation of the quarterly amount payable by Counsellors and such other supporting data as may be reasonably requested by the Companies.


3. Nature of Payments. The parties to this letter agreement recognize and agree that Counsellors's payments to the Companies relate to Administrative Services only. The amount of administrative expense payments made by Counsellors to the Companies pursuant to Paragraph 2 of this letter agreement shall not be deemed to be conclusive with respect to actual administrative expenses or savings of Counsellors.


4. Term. This letter agreement shall remain in full force and effect for so long as the assets of the Designated Portfolios are attributable to amounts invested by the Accounts under the Participation Agreements, unless terminated in accordance with Paragraph 5 of this letter agreement.


5. Termination. This letter agreement will be terminated by either party upon 90 days' advance written notice or immediately upon termination of a Participation Agreement (with respect to such Participation Agreement) or upon the mutual agreement of the parties hereto in writing.


6. Representation. The Companies represent and agree that they will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply with all laws, rules and regulations applicable to the Administrative Services.


7. Subcontractors. The Companies may, with the consent of Counsellors, contract with or establish relationships with other parties for the provision of the Administrative Services or other activities of the Companies required by this letter agreement, provided that the Companies shall be fully responsible for the acts and omissions of such other parties.

8. Authority. This letter agreement shall in no way limit the authority of the Fund, CSI or Counsellors to take such action as any of such parties may deem appropriate or advisable in connection with all matters relating to the operations of the Fund and/or sale of its shares. The Companies understand and agree that the obligations of Counsellors under this letter agreement are not binding upon the Fund.

9. Indemnification. This letter agreement will be subject to the indemnification provisions in Article VIII of each of the Participation Agreements.


10. Miscellaneous. This letter agreement may be amended only upon mutual agreement of the parties hereto in writing. This letter agreement may not be assigned by a party hereto, by operation of law or otherwise, without the prior written consent of the other party. This

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    letter agreement, including Schedule A and Schedule B, constitutes the entire agreement between the parties with respect to the matters dealt with herein, and supersedes any previous agreements and documents with respect to such matters. This letter agreement may be executed in counterparts, each if which shall be deemed an original but all if which shall together constitute one and the same instrument. Each Company agrees to notify Counsellors promptly if for any reason it is unable to perform fully and promptly any if its obligations under this letter agreement.

    The parties to this letter agreement acknowledge and agree that all liabilities if the Fund arising, directly or indirectly, under this agreement will be satisfied solely out if the assets of the Fund and that no trustee, officer, agent or holder if shares if beneficial interest if the Fund will be personally liable for any such liabilities. No Portfolio of the Fund will be liable for the obligations or liabilities if any other Portfolio.


11. Notice. Any notices required to be sent hereunder shall be sent in accordance with the respective Participation Agreement.

If this letter agreement is consistent with your understanding if the matters we discussed concerning administrative expense payments, kindly sign below and return a signed copy to us.

Very truly yours,

Warburg, Pincus Counsellors, Inc.

By:    /s/ Eugene P. Grace
Name:  Eugene P. Grace
Title: Senior Vice President

Acknowledged and Agreed:


FKLAC                                      KILIC

By:    /s/ Otis R. Heldman, Jr.            By:    /s/ Otis R. Heldman, Jr.
Name:  Otis R. Heldman, Jr.                Name:  Otis R. Heldman, Jr.
Title: Marketing Officer                   Title: Marketing Officer



Attachment: Schedule A
            Schedule B


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                                 SCHEDULE A

I. Fund-related contractowner services

- Certain costs associated with dissemination of Fund prospectus to existing contractowners, as provided in the Participation Agreements.

- Fund proxies (including facilitating distribution of proxy material to contractowners, tabulation and reporting).

- Telephonic support for contractowners with respect to inquiries about the Fund (not including information related to sales).

- Communications to contractowners regarding performance of the Account and the Designated Portfolios.

II. Sub-accounting services

- Aggregating purchase and redemption orders of the Account for sales of the Designated Portfolios.

- Recording issuance and transfers of shares of the Designated Portfolios held by the Account.

- Processing and reinvesting dividends and distributions of the Designated Portfolios held by the Account.

III. Other administrative support

- Providing other administrative support to the Fund as mutually agreed between the Company and the Fund, Counsellors or CSI.

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                                 SCHEDULE B

Counsellors agrees to pay each Company a quarterly amount that is equal on an annual basis to twenty-five basis points (.25%) of the average combined daily net assets of all of shares of the Fund held in the Account of such Company pursuant to the respective Participation Agreement commencing with the quarter in which the sum of the combined average net asset value of investments by the Accounts of the Companies exceeds $200 million. Prior to such quarter, and in any subsequent quarter in which the average aggregate net asset value of investments by the Accounts drops below $200 million, Counsellors agrees to pay to each Company a fee equal to twenty basis points (.20%) of the average daily value of the total number of shares of the Fund held by the Account of such Company.